SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

DERMA SCIENCES, INC.

(Name of Subject Company)

DERMA SCIENCES, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.01

Series A Convertible Preferred Stock, par value $0.01

Series B Convertible Preferred Stock, par value $0.01

(Title of Class of Securities)

249827502

(CUSIP Number of Class of Securities)

John E. Yetter

Derma Sciences, Inc.

214 Carnegie Center, Suite 300

Princeton, NJ 08540

(609) 514-4744

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Todd E. Mason, Esq.

Thompson Hine LLP

335 Madison Avenue

12th Floor

New York, New York 10017

(212) 344-5680

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment.

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Derma Sciences, Inc., a Delaware corporation (the “Company”), filed with the United States Securities and Exchange Commission (the “SEC”) on January 25, 2017 (as previously amended, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer (the “Offer”) by Integra Derma, Inc., a Delaware corporation (“Purchaser”) and an indirect, wholly-owned subsidiary of Integra LifeSciences Holdings Corporation, a Delaware corporation (“Parent”), to purchase:

•	all outstanding Company Shares, at a price of $7.00 per Company Share;

•	all outstanding shares of the Series A Preferred Stock, at a price of $32.00 per share of Series A Preferred Stock, which is equal to the liquidation preference per share of Series A Preferred Stock established pursuant to the certificate of incorporation of the Company; and

•	all outstanding shares of the Series B Preferred Stock, at price of $48.00 per share of Series B Preferred Stock, which is equal to the liquidation preference per share of Series B Preferred Stock established pursuant to the certificate of incorporation of the Company, in each case, net to the seller thereof in cash, without interest thereon and subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 25, 2017, and in the related Letter of Transmittal. The Offer is described in a Tender Offer Statement on Schedule TO, filed by Parent and Purchaser with the SEC on January 25, 2017, as previously amended.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

ITEM 8.	ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following section after the last paragraph on page 42 thereof:

“Expiration of Offering Period; Completion of Merger

The Offer expired as scheduled at 12:00 midnight, New York City time, on February 22, 2017. The Offer was not extended. Broadridge Corporate Issuer Solutions, Inc., the depositary for the Offer, advised that, as of the expiration of the Offer:

•	24,342,384 Shares, representing approximately 85.68 percent of the Shares issued and outstanding as of the expiration of the Offer;

•	17,440 shares of Series A Preferred Stock, representing approximately 93.77 percent of the shares of Series A Preferred Stock issued and outstanding as of the expiration of the Offer; and

•	53,059 shares of Series B Preferred Stock, representing approximately 96.94 percent of the shares of Series B Preferred Stock issued and outstanding as of the expiration of the Offer had, in each case, been validly tendered and not validly withdrawn pursuant to the Offer. The number of Shares, shares of Series A Preferred Stock, and shares of Series B Preferred Stock tendered satisfied the Minimum Condition. As the Minimum Condition and all of the other conditions of the Offer had been satisfied, Purchaser notified the Company that it has accepted for payment all Shares that were validly tendered and not properly withdrawn pursuant to the Offer.

Parent has advised the Company that it intends to complete its acquisition of the Company by consummating the Merger on February 24, 2017, pursuant to the terms of the Merger Agreement and without a meeting of stockholders of the Company in accordance with Section 251(h) of the DGCL. At the Effective Time, Purchaser will merge with and into the Company, and the Company will continue as the Surviving Corporation and an indirect, wholly-owned subsidiary of Parent. Each Company Share or share of Company Preferred Stock issued and outstanding immediately prior to the Effective Time and not purchased in the Offer (other than (i) any Company Shares or shares of Company Preferred Stock for which the holder had properly demanded the appraisal of such shares pursuant to the DGCL, (ii) any Company Shares held by the Company as treasury stock, or (iii) any Company Shares held directly by Parent or Purchaser or any direct or indirect wholly-owned subsidiary of the Company or Parent) will be converted into the right to receive a cash amount, without interest, subject to any withholding of taxes required by applicable law, equal to the applicable Offer Price for such Company Shares or shares of Company Preferred Stock, as applicable.

As a result of the Merger, the Company will cease to be a publicly traded company and the Company Shares will no longer be listed on the NASDAQ. The Company intends to take all steps to cause the termination of the registration of the Company Shares and to suspend all of the Company’s reporting obligations under the Exchange Act as promptly as practicable.

On February 23, 2017, Parent issued a press release announcing the expiration and results of the Offer. A copy of the press release issued by Parent is filed as Exhibit (a)(1)(H) to the amendment to the Schedule TO filed by Parent with the SEC on February 23, 2017, and is incorporated by reference herein.”

ITEM 9.	EXHIBITS

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following thereto:

Exhibit No.	Description

(a)(1)(J)	Press Release issued by Integra LifeSciences Holdings Corporation on February 23, 2017 (incorporated herein by reference to Exhibit (a)(1)(H) to the Schedule TO-T/A filed by Integra LifeSciences Holdings Corporation with the SEC on February 23, 2017).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

DERMA SCIENCES, INC.

By:	/s/ John E. Yetter
John E. Yetter, CPA Executive Vice President, Finance and Chief Financial Officer

February 23, 2017